UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

SonomaWest Holdings, Inc.
(Name of Subject Company)

SonomaWest Holdings, Inc.
 (Name of Person(s) Filing Statement)

Common Stock, No Par Value
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

Walker Roberts Stapleton
President/Chief Executive Officer
SonomaWest Holdings, Inc.
4643 S. Ulster St., 8th Floor
Denver, CO 80237
United States of America
(720) 228-4131
 (Name, address, and telephone number of person
authorized to receive notices and communications on behalf of the person(s) filing statement)

Copy To:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-7514

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following are preliminary communications made by SonomaWest Holdings, Inc. before the commencement of the tender offer.

Exhibit Number	Description

99.1	Press Release, dated September 12, 2008

Exhibit 99.1

Contact:  Gwendolyn Toney  707/824-2534

Headline: SonomaWest Holdings, Inc. Confirms Receipt of Proposal from Stapleton Acquisition Company

DENVER, COLORADO September 12, 2008 /PRNewswire/ -- SonomaWest Holdings, Inc. (SWHI.PK) (the “Company”) announced today that it has been informed by Stapleton Acquisition Company (“SAC”), a newly formed entity owned by members of the Stapleton family who own a 45.5% stake in the Company (the “Stapleton Group”), that SAC intends to make a tender offer to acquire all of the Company’s outstanding common stock that SAC does not own at a purchase price of $9.30 per share.  This represents a premium of approximately 55% over the closing price on September 11, 2008.

SAC has informed the Company that the tender offer will be conditioned upon, among other things, the tender of a majority of the shares of the Company not owned by the Stapleton Group and ownership by SAC of at least 90% of the outstanding shares of the Company upon consummation of the tender offer.  Promptly following completion of the tender offer, any shares not acquired in the tender offer are expected to be acquired in a subsequent “short form” merger at the same price per share offered in the tender offer.

SAC expects to receive funding from JPMorgan Chase Bank, N.A. (“JPM”) to finance the proposed tender offer.  The tender offer will be conditioned upon the receipt of funds from JPM.

The tender offer described in this announcement has not yet commenced.  This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities.  If a tender offer for the Company’s common stock is commenced, stockholders are urged to read the Company’s solicitation/recommendation statement on Schedule 14D-9, which would be filed with the Securities and Exchange Commission (“SEC”), because it will contain important information. Stockholders can obtain a free copy of the solicitation/recommendation statement and any amendments to that statement, if and when available, and all other filings by the Company with the SEC at www.sec.gov.

About SonomaWest Holdings, Inc.

SonomaWest Holdings, Inc., formerly Vacu-dry Company, was incorporated in 1946 and currently operates as a real estate management and rental company. The Company’s rental operations include two industrial properties.  This commercial property is now being rented to third parties.  The Company’s primary operating revenue is generated from the leasing of its two properties, located in Sebastopol, California. The properties are leased to multiple tenants with various lease terms.

Forward-Looking Statements

All statements in this notice other than statements of historical fact are forward-looking statements, and are subject to risks and uncertainties. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to SonomaWest Holdings, Inc., are intended to identify forward-looking statements. Many factors could cause the actual results or events to be materially different from the results or events that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions.